Exhibit 99.2

Stratasys
FOR A 3D WORLD™

STRATASYS LTD.
C/O STRATASYS, INC.
7665 COMMERCE WAY
EDEN PRAIRIE, MN 55344-2020

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M76577-P54620 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

STRATASYS LTD.

The Board of Directors recommends a VOTE FOR Proposals 1, 2, 3, 4, 5, 6, and 7.

	For	Against	Abstain
1. Election of Ms. Ziva Patir, who also qualifies as an unaffiliated director under the Israeli Companies Law 5759-1999, to serve as the unclassified director of the Company.	☐	☐	☐
2. Approval of a cash bonus of 1,880,800 New Israeli Shekels ("NIS") (approximately $541,550) to be paid to Mr. David Reis, our Chief Executive Officer and a director, in respect of his performance for the year ended December 31, 2013.	☐	☐	☐
Personal interest/controlling shareholder indication for Proposal 2 (if applicable):			
3. Approval of a cash bonus of $177,716 to be paid to Mr. S. Scott Crump, our Chairman and Chief Innovation Officer, in respect of his performance for the year ended December 31, 2013.	☐	☐	☐
4. Approval of a cash bonus of NIS 574,500 (approximately $165,420) to be paid to Mr. Ilan Levin, a director and Chairman of Bacdo Corporation, the parent entity of our MakerBot group of companies, in respect of his performance for the year ended December 31, 2013.	☐	☐	☐

5. Approval of the terms of a grant of options to purchase 22,000 ordinary shares, nominal value NIS 0.01 per share, of Stratasys Ltd. to each of Mr. Edward J. Fierko, Mr. John J. McEleney, and Mr. Clifford H. Schwieter, as directors of the Company:

	For	Against	Abstain
5a. Mr. Edward J. Fierko	☐	☐	☐
5b. Mr. John J. McEleney	☐	☐	☐
5c. Mr. Clifford H. Schwieter	☐	☐	☐
6. Approval of an increase in the coverage under the Company's directors and officers liability insurance policy to aggregate maximum coverage of $80 million.	☐	☐	☐
7. Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors for the year ending December 31, 2014 and until its next Annual General Meeting of Shareholders, and to authorize the Board (upon recommendation of the Audit Committee) to fix their remuneration.	☐	☐	☐

For address changes/comments, mark here. ☐
(see reverse for instructions)

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

MATERIALS ELECTION
Check this box if you want to receive a complete set of future proxy materials by mail, at no extra cost. If you do not take action you may receive only a Notice to inform you of the Internet availability of proxy materials. ☐

NOTE: Upon such other matters as may properly come before the Annual General Meeting (the "Annual Meeting") or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges receipt of a copy of the Notice of Annual General Meeting, dated June 5, 2014, relating to the Annual Meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

M76578-P54620 STRATASYS LTD. Annual General Meeting of Shareholders 9:00 a.m. U.S. Central Time July 10, 2014 Stratasys NASH Building 9600 West 76th Street Eden Prairie, Minnesota 55344 To obtain directions to the Stratasys NASH Building, the location of the 2014 Annual General Meeting of Shareholders, and a map you can visit the Stratasys website, http://www.stratasys.com/contact-us/locations, or contact Investor Relations at: Stratasys Ltd. c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344 Attn: Shane Glenn – Vice President of Investor Relations Email: shane.glenn@stratasys.com Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. Address changes/comments: (If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.) The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the "company"), hereby appoints Shane Glenn and Susan Camuel, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned would be entitled to vote, at the Annual General Meeting of Shareholders of the Company to be held on July 10, 2014 and any adjournments thereof, as indicated on the reverse side. THIS PROXY, WHEN PROPERLY EXEcUTED, WILL BE VOTED IN AccORDANcE WITH THE INSTRUcTIONS ON THE OTHER SIDE HEREOF. IF NO DIREcTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4, 5, 6 AND 7 AS MORE SPEcIFIcALLY DEScRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUcH OTHER BUSINESS AS MAY cOME BEFORE THE MEETING. THIS PROXY IS SOLIcITED BY THE BOARD OF DIREcTORS OF STRATASYS LTD. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENcLOSED ENVELOPE. INSTRUcTIONS FOR cONTROLLING AND INTERESTED SHAREHOLDERS If you are a controlling shareholder or possess a personal interest (in each case, as defined in the Israeli Companies Law, 5759-1999 and as described in the Proxy Statement) in the approval of Proposal 2, and wish to vote "For" or "Against" such proposal, you should not vote on that proposal, but should instead indicate your controlling shareholder status or personal interest in the space provided on the reverse side and also contact Shane Glenn, the Company’s Vice President of Investor Relations, at 952-294-3416 or shane.glenn@stratasys.com, who will advise you as to how to submit your vote. continued and to be signed on reverse side PROXY c/o Stratasys, Inc. 7665 commerce Way Eden Prairie, MN 55344-2020 2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel